EXHIBIT 99.1

For Immediate Release	Date: January 31, 2019
19-5-TR

Teck Fourth Quarter 2018 Financial Results Expected to be Below Current
Consensus Estimates

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that it currently expects to report earnings and EBITDA for the fourth quarter of 2018 significantly below current consensus estimates. Teck believes that disappointing fourth quarter financial results of Teck’s Energy Business Unit and Trail Operations, as well as inventory valuations, could account for the bulk of the difference between expected financial results and consensus estimates. These factors together reduce earnings by $0.30 per share and EBITDA by $195 million.

We expect to report a loss of $92 million before depreciation and amortization and inventory writedowns in our Energy Business Unit for the fourth quarter, resulting in an after tax loss of $86 million or $0.15 per share. The dramatic widening of heavy oil differentials had a significant negative impact on our results in the quarter. From US$29.80 per barrel at the beginning of October, the price of Western Canadian Select (WCS) dropped to a low of US$6.42 per barrel in late November before recovering and ending the year at US$24.66 per barrel, with the index averaging only US$19.35 per barrel during the quarter. In addition, Teck’s diluent costs increased significantly during the fourth quarter of 2018 due to a seasonal increase in diluent consumption and an unusual widening in the spread between diluent and WCS. WCS prices have increased significantly since the announcement of oil production curtailments by the Alberta Government, with WCS currently sitting at US$46.98 per barrel.

At our Trail Operations, we expect to record a fourth quarter loss of $23 million before depreciation and amortization and inventory write-downs, resulting in an after tax loss of $31 million or $0.05 per share. Trail continued to process low-grade lead concentrates in the fourth quarter due to ongoing interruptions of supply from some traditional third party suppliers, and production was impacted by a fire in the silver refinery and a maintenance shutdown of the KIVCET furnace that continued into the fourth quarter.

As a result of the decline in commodity prices during the fourth quarter, Teck will record pre-tax inventory write-downs totaling $80 million, of which $34 million relates to Fort Hills, $27 million relates to Quebrada Blanca, $14 million relates to Highland Valley Copper, and $5 million relates to Trail. This amounts to a reduction of $80 million in gross profit before depreciation and amortization and $56 million in after-tax earnings, or $0.10 per share.

QUARTERLY CONFERENCE CALL

Teck will release its fourth quarter 2018 earnings results on Wednesday, February 13, 2019 before market open. The company will hold an investor conference call to discuss the fourth quarter 2018 earnings results at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Wednesday, February 13, 2019. The conference call dial-in is 647.484.0475 or toll free 888.394.8218, no pass code required. Participants will be asked to provide the Operator with the confirmation code 6235586 when dialing in. Media are invited to attend on a listen-only basis. A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com. The recording of the live audio webcast will be available from 10:00 a.m. Pacific time February 13, 2019 on Teck’s website at www.teck.com.

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to EBITDA and gross profit or loss before depreciation and amortization, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. The gross profit or loss before depreciation and amortization is the profit or loss with the depreciation and amortization expense added back.

We believe that disclosing these measures assist readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and return funds to shareholders.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures are derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include estimates, forecasts, and statements as to management’s expectations regarding reporting earnings and EBITDA for the fourth quarter of 2018 significantly below consensus estimates; the amounts of expected losses in the Energy Business Unit and Trail Operations, the amount of expected inventory write-down; impacts of the losses and write-downs on an after-tax and per earnings basis. These statements are estimates and are being released prior to the release of our full fourth quarter 2018 earnings results and related discussions. These statements are based on a number of assumptions, including, but not limited to, assumptions that no further significant adjustments will impact these expected losses as we finalize our results in anticipation of the release of our full fourth quarter earnings results. Factors that may cause actual results to vary materially include, finalization of adjustments and other inputs to our fourth quarter 2018 results.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2018, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

This press release does not contain all material information regarding our fourth quarter 2018 results.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com